Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements - Unaudited
September 30, 2009
(expressed in thousands of Canadian dollars)

(Restated)

Baja Mining Corp.
Interim Consolidated Balance Sheets - Unaudited
As at September 30, 2009 and December 31, 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	28,300	59,235
Short term deposits (note 4)	795	1,000
Amounts receivable	782	3,337
Deposits and prepaid expenses	364	5,742
	30,241	69,314
Mineral properties (note 5)	147,830	126,362
Property, plant and equipment (note 6)	1,792	2,709
	179,863	198,385
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,488	12,032
Current portion of environmental liabilities (note 8)	350	1,036
	2,838	13,068
Refundable deposit liability (note 7)	9,908	10,904
Environmental liabilities (note 8)	465	872
Loans from non-controlling interest (note 9)	35,962	39,354
	49,173	64,198
Shareholders’ Equity
Share capital (note 10)	109,979	109,611
Share purchase warrants (note 10 (c))	16,077	16,077
Contributed surplus (note 10 (f))	91,515	89,349
Deficit	(86,881)	(80,850)
	130,690	134,187
	179,863	198,385
Commitments (note 13)

On behalf of the Board

/s/ C. Thomas Ogryzlo	Director	/s/ Robert Mouat	Director

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited
For the three and nine-month periods ended September 30, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended September 30,		Nine months ended September 30,

	2009	2008	2009	2008

Expenses

Amortization and accretion	224	24	617	75
General and administration	269	324	639	964
Management and directors fees (note 11)	78	128	214	240
Professional and consulting fees	263	297	573	587
Research	21	33	149	44
Shareholders information	99	114	398	507
Stock-based compensation (note 10 (e))	297	342	1,345	514
Wages and subcontract	545	422	1,490	981

Loss before other items	(1,796)	(1,684)	(5,425)	(3,912)

Foreign exchange gain (loss)	679	(33)	1,405	(81)
(Loss) gain on disposition of property, plant and equipment	(1,454)	-	(1,454)	307
Finance and development costs expensed	-	-	(785)	-
Interest income and other	39	406	228	830

Loss and comprehensive loss for the period	(2,532)	(1,311)	(6,031)	(2,856)

Deficit – Beginning of period	(84,349)	(80,101)	(80,850)	(78,556)

Deficit – End of period	(86,881)	(81,412)	(86,881)	(81,412)

Basic and diluted loss per share for the period	(0.02)	(0.01)	(0.04)	(0.02)

Weighted average number of shares outstanding	143,257,597	143,050,478	143,129,465	142,482,116

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Changes in Shareholders’ Equity- Unaudited
For the nine-month period ended September 30, 2009 and year ended December 31, 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	September 30, 2009	December 31, 2008

Share capital
Balance – beginning of period	109,611	105,841
Shares issued on exercise of warrants	-	2,450
Fair value of warrants exercised	-	1,122
Shares issued on exercise of stock options	116	116
Fair value of stock options exercised	252	82

Balance – end of period	109,979	109,611

Share purchase warrants
Balance – beginning of period	16,077	17,199
Fair value of special warrants	-	(1,122)

Balance – end of period	16,077	16,077

Contributed Surplus
Balance – beginning of period	89,349	6,745
Fair value of stock options vested	2,418	1,542
Fair value of stock options exercised	(252)	(82)
Contribution relating to funding of mineral property costs	-	69,380
Contribution relating to refundable deposit liability	-	1,387
Contribution relating to loans from non-controlling interest	-	10,377

Balance – end of period	91,515	89,349

Deficit
Balance – beginning of period	(80,850)	(78,557)
Loss for the period	(6,031)	(2,293)

Balance – end of period	(86,881)	(80,850)

Total Shareholders’ Equity	130,690	134,187

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Cash flows - Unaudited
For the three and nine-month periods ended September 30, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended September 30,		Nine months ended September 30,

	2009 (Restated - note 2)	2008	2009 (Restated - note 2)	2008

Cash flows from operating activities
Loss for the period	(2,532)	(1,311)	(6,031)	(2,856)
Items not affecting cash
Amortization	60	24	181	75
Accretion of refundable deposit liability	118	-	372	-
Accretion of asset retirement obligation	46	-	64	-
Loss (gain) on disposition of property, plant and equipment	1,454	-	1,454	(307)
Stock-based compensation expense	297	342	1,345	514
Finance and development costs expensed	-	-	785	-
Unrealized foreign exchange (gain) loss	(3,891)	34	(6,861)	56

	(4,448)	(911)	(8,691)	(2,518)
Special warrants liability payment	-	-	(406)	-
Reclamation activities undertaken in the period	(352)	-	(517)	-
Net changes in working capital balances
Amounts receivables	842	(2,860)	2,555	(2,849)
Deposits and prepaids	884	(2,068)	187	(3,079)
Accounts payable and accrued liabilities	(1,702)	4,846	(358)	3,204

	(4,776)	(993)	(7,230)	(5,242)

Cash flows from investing activities
(Investment in) redemption of short term deposits	(141)	1,921	205	31,925
Mineral properties and related deferred costs, net	(7,355)	(45,325)	(27,482)	(73,823)
Disposition of property, plant and equipment	1,898	-	1,898	350
Acquisition of property, plant and equipment	(28)	(665)	(225)	(1,236)

	(5,626)	(44,069)	(25,604)	(42,784)

Cash flows from financing activities
Net proceeds from issuance of common shares	109	26	116	2,566
Contributed funding from sale of property interest	-	69,379	-	69,379
Refundable deposit received from sale of property interest	-	10,599	-	10,599
Loan from non-controlling interest	939	28,061	1,783	28,061

	1,048	108,065	1,899	110,605

(Decrease) increase in cash and cash equivalents	(9,354)	63,003	(30,935)	62,579

Cash and cash equivalents - Beginning of period	37,654	619	59,235	1,043

Cash and cash equivalents - End of period	28,300	63,621	28,300	63,622

Supplemental cash flow information (note 14)

See accompanying notes to the interim consolidated financial statements.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature and continuance of operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. On September 11, 2009, the Company’s common shares also commenced trading on the OTCQX. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium. In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 7 and 9).

On October 29, 2008, the Company elected to slow down the development and delay construction of the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets.

In April 2009 the Company appointed ICA Fluor on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of ICA Fluor’s scope includes an open book capital cost estimate and a revised project construction schedule.

The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future (see note 15).

2	Restatement

Following the completion and filing of the Company’s interim consolidated financial statements for the three and nine-month periods ended September 30, 2009, it was discovered that cash flows arising from changes in project vendors deposits, were incorrectly presented as part of changes in working capital within operating activities. These receipts are considered cash receipts from the repayment of advances and should therefore rather have been included as part of investing activities.

(1)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Restatement (continued)

As such, the following restatement was made:

Interim Consolidated Statement of Cash flows for the three-month period ended September 30, 2009 (Unaudited)

	As previously reported	Adjustment	Restated

Cash flows from operating activities
Net changes in working capital balances
Deposits and prepaids	7,516	(6,632)	884

Cash flows from investing activities
Mineral properties and related deferred costs,
net	(13,987)	6,632	(7,355)

Interim Consolidated Statement of Cash flows for the nine-month period ended September 30, 2009 (Unaudited)

	As previously reported	Adjustment	Restated

Cash flows from operating activities
Net changes in working capital balances
Deposits and prepaids	6,819	(6,632)	187

Cash flows from investing activities
Mineral properties and related deferred costs,	(34,114)
net		6,632	(27,482)

This change had no impact on the Company’s interim consolidated balance sheet or interim consolidated statement of operations as previously reported.

(2)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

3	Summary of significant accounting policies

Basis of presentation

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiary, Invebaja, SA de CV and its 70% owned subsidiaries Desarrolloas y Servicios Costeos, SA de CV, Servicios y Desarrollos Meseta Central, SA de CV and MMB, which holds the mineral property rights to the Boleo Project. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards:

i)	CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

It was determined that the adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

ii)	Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” was adopted effective January 20, 2009. The EIC determines that counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. It was determined that this Abstract did not have a material impact on the consolidated financial statements of the Company, as the previously recognized fair values of financial assets and liabilities reflected an appropriate measure of the parties’ credit risk.

(3)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

3	Summary of significant accounting policies (continued)

iii)	Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Exploration Properties” was adopted effective February 28, 2009. The EIC provides guidance on the appropriateness of capitalizing exploration costs prior to establishing mineral reserves and also provides additional guidance to evaluating capitalized exploration costs for possible impairment. The adoption of this Abstract did not have any impact on the Company`s consolidated financial statements since it is the Company’s accounting policy to expense exploration costs incurred on any properties in the pre-feasibility stage.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

4	Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment. All deposits mature within one year of September 30, 2009. $500 of the short term investments at September 30, 2009 serve as security for a letter of credit issued to one of the Company’s vendors.

5	Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007 are as follows:

	September 30, 2009	December 31, 2008

Land	735	735
Mining concessions	281	166
Deferred development costs
Stock based compensation	1,999	926
Accretion of special warrant liability	257	186
Accretion of loans from non-controlling interest	365	139
Amortization	545	264
Asset retirement obligation capitalized	619	832
Engineering	31,942	30,807
Site work	32,355	31,304
Construction in progress – Acid plant	17,620	13,162
Construction in progress – Equipment	35,893	31,530
Construction in progress – Other	4,381	1,804
Salary, consulting, financing and other costs	20,838	14,507

Total at cost	147,830	126,362

(4)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Property, plant and equipment

		September 30, 2009

	Cost	Accumulated amortization	Net

Computer equipment and software	599	(510)	89
Leasehold improvements	149	(107)	42
Machinery and equipment	633	(326)	307
Office equipment and furniture	226	(135)	91
Transportation equipment	963	(280)	683
Buildings	660	(80)	580

	3,230	(1,438)	1,792

		December 31, 2008

	Cost	Accumulated amortization	Net

Computer equipment and software	566	(381)	185
Leasehold improvements	149	(85)	64
Machinery and equipment	1,313	(233)	1,080
Mining equipment	86	(86)	-
Office equipment and furniture	224	(107)	117
Transportation equipment	877	(115)	762
Buildings	556	(55)	501

	3,771	(1,062)	2,709

(5)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (notes 1 and 9), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$

Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the period	-	318	372
Unrealized foreign exchange gain for the period	-	-	(1,368)

Balance – September 30, 2009	10,000	9,241	9,908

At September 30, 2009, the Company estimated the fair value of the refundable deposit liability at $8,864 (face value of US$10,000) based on an estimated discount rate of 12% applied through the remaining 20 months to May 30, 2011. The discount rate was estimated by management taking into account:

•	an element of the cost of borrowing;

•	the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at September 30, 2009, considering that the liability is unsecured;

•	the credit risk of MMB and the Korean Consortium respectively.

The exchange rate applied in the valuation at September 30, 2009 was US$0.934/$1.00.

(6)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Environmental liabilities

	September 30,	December 31,
	2009	2008

Special warrants liability (note 8 (a))	647	1,074
Asset retirement obligation (note 8 (b))	168	834

	815	1,908
Less – current portion	(350)	(1,036)

Long-term balance	465	872

a)	Special warrants liability

On February 4, 2009, the Company made the first of three payments of US$333 to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca.

	Amount	Discounted	Discounted
	US$	US$	Cdn$

Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	60	71
Unrealized foreign exchange gain for the period	-	-	(92)
Less – Repayment	(333)	(333)	(406)

Balance – September 30, 2009	667	604	647
Less – current portion	(333)	(320)	(343)

Long term balance – September 30, 2009	334	284	304

(7)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Environmental liabilities (continued)

b)	Asset retirement obligation

Balance – December 31, 2008	834

Accretion of discounted liability for the period	64
Reclamation activities undertaken during the period	(517)
Change in estimated cash flows	(213)

Balance – September 30, 2009	168
Less – current portion	(7)

Long term balance – September 30, 2009	161

9	Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing:

		Amount	Amount
	Face value	recognized	recognized
	US$	US$	Cdn$
Historic Expenditure funding (i)

Balance – December 31, 2008	13,867	3,716	4,542
Accretion of discounted liability for the period		193	226
Unrealized foreign exchange gain for the period		-	(582)
	13,867	3,909	4,186
Contribution to construction costs (ii)

Balance – December 31, 2008	28,029	28,029	34,812
Additional contributions to construction costs	1,650	1,650	1,783
Unrealized foreign exchange gain for the period	-	-	(4,819)
	29,679	29,679	31,776
Balance – September 30, 2009	43,546	33,588	35,962

(8)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

(i)	Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)	All contributions subsequently funded by the Korean Consortium, which amounted to US$29,679 were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

At September 30, 2009, the Company estimated the fair value of loans from non-controlling interest at $4,698 (face value of US$43,546), based on an estimated discount rate of 12% and an estimated period of 20.25 years to repayment. The exchange rate applied in the valuation at September 30, 2009 was US$0.934/$1.00. The discount rate was estimated by management taking into account:

•	an element of the cost of borrowing;

•	the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at September 30, 2009, considering that the loans are unsecured;

•	the credit risk of MMB and the Korean Consortium respectively.

The period to repayment was estimated at September 30, 2009, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

(9)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

10	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2007	140,698,514	105,841
Shares issued on exercise of warrants	2,035,823	2,450
Fair value of warrants exercised (note10 (c))	-	1,122
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 10 (f))	-	82
Balance – December 31, 2008	143,064,337	109,611
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 10 (f))	-	252
Balance – September 30, 2009	143,394,337	109,979

c)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
Balance – December 31, 2007	33,033,816	17,199
Fair value of share purchase warrants exercised	(2,035,823)	(1,122)
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-
Balance – September 30, 2009	25,046,978	16,077

(10)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

10	Share capital (continued)

d)	Warrants

During the period ended September 30, 2009, 5,951,015 of the Company’s share purchase warrants expired, while no share purchase warrants were issued or exercised.

The following table summarizes information about share purchase warrants outstanding at September 30, 2009:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $
0.90 to 0.99	77,187	1.54	0.90
1.00 to 1.49	8,681,791	1.53	1.25
1.50 to 2.50	16,168,000	2.99	2.49
US 5.555	120,000	0.84	US 5.555
	25,046,978	2.47	2.07

e)	Stock options

A summary of the Company’s stock options at September

	Number of options	Weighted average exercise price $

Balance – December 31, 2008*	12,800,000	0.51
Granted	2,985,000	0.57
Exercised	(330,000)	0.35
Expired	(1,750,000)	0.95

Forfeited	(580,000)	1.40

Balance – September 30, 2009	13,125,000	0.43

*	On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes this change in exercise price has been reflected in the weighted average exercise price.

(11)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

10	Share capital (continued)

e)	Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2009:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options	Weighted average exercise price $

0.35 to 0.49	10,840,000	2.65	0.40	7,683,750	0.39
0.50 to 0.99	2,285,000	4.63	0.57	-	-

	13,125,000	3.00	0.43	7,683,750	0.39

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At September 30, 2009, the Company has reserved 14,423,109 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 2,985,000 five-year stock options to consultants and employees, with a fair value of $918 attributed to these options. In addition, the Company modified 9,430,000 stock options by re-pricing all outstanding stock options priced above $0.40 to a level of $0.40. The option re-pricing was approved by shareholders at the Annual General Meeting on May 14, 2009.

As a result, the total stock-based compensation recorded during the period on all vesting options was $2,418 (2008 – $1,236). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($1,345; 2008 - $514) or to mineral properties ($1,073; 2008 - $722), with the offsetting amount recorded as a credit to contributed surplus.

(12)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

10	Share capital (continued)

e)	Stock options (continued)

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2009

Risk-free interest rate	1.45%
Dividend yield	0%
Expected volatility	84.52%
Expected stock option life	3.06 years
Weighted average fair value of stock options granted	$0.31

f)	Contributed surplus

Details are as follows:

Balance – December 31, 2007	6,745
Fair value of options vested	1,542
Fair value of options exercised	(82)
Contribution relating to funding for mineral property costs	69,380
Contribution relating to refundable deposit liability	1,387
Contribution relating to historical expenditure funding contribution	10,377

Balance – December 31, 2008	89,349
Fair value of options vested	2,418
Fair value of options exercised	(252)

Balance – September 30, 2009	91,515

(13)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common during the nine-month period:

	2009	2008

Directors fees – administration	54	58
Management fees - administration	160	182
Management fees – development costs	276	486

	490	726

The above transactions, as well as the Korean Consortium’s contributions post closing (note 9), occurring in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

12	Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended September 30, 2009 is as follows:

	Canada	Mexico	Consolidated
Capital assets	3,898	145,724	149,622
Current assets	25,297	4,944	30,241
Total assets	29,195	150,688	179,863

The breakdown by geographic region for the year ended Dec. 31, 2008 is as follows:

	Canada	Mexico	Consolidated
Capital assets	5,048	124,023	129,071
Current assets	35,250	34,064	69,314
Total assets	40,298	158,087	198,385

No revenues were earned in either of the geographic areas.

(14)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

13	Commitments

a)	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at September 30, 2009 are estimated to be $7,552, the payments for which are expected as follows:

2009	4,209
2010	3,343

7,552

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at September 30, 2009 amount to:

2009	249
2010	506

755

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

2009	26
2010	78

104

c)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

(15)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

(Decrease) increase in accounts payable and accrued liabilities related to mineral property and deferred development costs	(360)	(1,056)	(9,186)	2,772
Decrease in deposits and prepaid expenses related to mineral property and deferred development costs	-	-	(5,191)	-
Special warrant accretion included in mineral property and deferred development costs	21	31	71	90
Accretion of historical expenditure funding contribution included in mineral property and deferred development costs	72	-	226	-
Stock-based compensation included in mineral property and deferred development costs	210	464	1,073	722
Other supplemental information:
Interest received	118	212	203	824
Realized foreign exchange losses	3,213	(2)	5,456	25

15	Measurement uncertainty

During the period, the Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continued discussions with numerous lending institutions and have now targeted certain national development banks, as the most effective path towards securing a revised financing package. The Company prepared a revised scope of work for the Project on an EPCM basis and appointed a multi-national engineering firm as EPCM contractor to provide an open book capital cost estimate and a revised project schedule. Furthermore, the Company and Endeavour completed and updated the project financial model and revised the information memorandum for more detailed discussions with development lending institutions. However, this information is still subject to finalization, once the updated capital cost estimate and revised project development schedule are completed (which is expected within the next quarter).

(16)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

15	Measurement uncertainty (continued)

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the recorded expenses and balance sheet classifications that would be necessary should the material risk related to financing the project prove to be insurmountable. These adjustments could be material.

16	United States generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$29,679, in addition to the US$13,867 included in the initial proceeds from the sale of the interest. Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below.

For US GAAP purposes the fair value of these loans upon recognition, has been calculated at $7,968, applying the following assumptions:

Estimated period to repayment	20 years
Discount rates	6.71 % on the amount of US$12,609
7.52% on the amount of US$15,420
12.59% on the amount of US$780
12.46% on the amount of US$450
12.45% on the amount of US$420

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy which is consistent for both Canadian GAAP and US GAAP.

(17)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unauited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

In addition to differences in measurement of related party payables, the Company adopted SFAS-160 - Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) effective January 1, 2009. SFAS160 allows losses attributed to non-controlling interests to exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

a)	The impact of the above differences between Canadian and US GAAP on the loss for the periods ended September 30, as reported, is as follows:

	Three months ended September 30,		Nine months ended September 30,

	2009	2008	2009	2008

Loss and comprehensive loss for the period - Canadian GAAP	(2,532)	(1,311)	(6,031)	(2,856)
Adjustment of foreign exchange differences	(1,972)	3,889	(3,710)	4,008

(Loss) income for the period - US GAAP	(4,504)	2,578	(9,741)	1,152
Less: Loss (income) attributable to non- controlling interest – US GAAP	1,614	-	(1,720)	-

(Loss) income for the period attributable to shareholders – US GAAP	(2,890)	2,578	(11,461)	1,152

Basic and diluted loss per share – US GAAP	(0.03)	0.02	(0.07)	0.01

(18)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	September 30, 2009	December 31, 2008

Shareholders’ equity - Canadian GAAP	130,690	134,187
Fair value adjustment recognized in contributed surplus	23,991	22,361
Adjustment of foreign exchange differences	298	4,008
Income attributed to non-controlling interest	(1,720)	-

Shareholders’ equity attributable to shareholders – US GAAP	153,259	160,556

Shareholders’ equity attributable to non-controlling interest	1,720	-

Total Shareholders’ equity - US GAAP	154,979	160,556

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	September 30, 2009	December 31, 2008

Total assets - Canadian GAAP	179,863	198,385
Accretion recognized in mineral properties	627	174

Total assets - US GAAP	180,490	198,559

Total liabilities - Canadian GAAP	49,173	64,198
Fair value adjustment recognized in contributed surplus	(23,991)	(22,361)
Adjustments to foreign exchange differences	(298)	(4,008)
Accretion recognized	627	174

Total liabilities - US GAAP	25,511	38,003

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

(19)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative from inception to September 30, 2009

Expenses

Amortization and accretion	1,465
Exploration	66,174
General and administration	5,599
Management and directors fees	1,176
Professional and consulting fees	3,328
Research	210
Shareholders information	2,626
Stock-based compensation expense	6,352
Wages and subcontracting	4,408

Loss before other items	(91,338)

Loss on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,485)
Foreign exchange gain	4,619
Net interest income and other	3,758

Deficit	(86,583)

Earnings attributable to non-controlling interest	(1,720)

Deficit attributable to shareholders	(88,303)

(20)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146			(30,820)	(30,674)

Loss for the year		-	-			(691)	(691)
Special warrants exercised	0.15	1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties		-	31,432			-	31,432
Stock option exercised	0.17	30,000	-			-	-
Warrants exercised	0.18	224,000	-			-	-

Balance - December 31, 2001		15,159,686	31,578			(31,511)	67

(21)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67
					-
Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-

Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548
Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-

Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

(22)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)
Balance – January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7
Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147
Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1
Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

(23)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued) Issue

	Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2006		76,280,820	44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000
Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017	65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-	-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514	105,841	17,199	6,745	(78,557)	51,228

(24)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2008		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Income for the year		-	-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised		-	1,122	(1,122)	-	-	-
Options exercised	0.35	330,000	116				116
Fair value of options exercised		-	82	-	(82)	-	-
Stock-based Compensation		-	-	-	1,542		1,542
Contribution relating to funding
obligation		-	-	-	69,380	-	69,380
Contribution relating to refundable
deposit liability		-	-	-	1,387	-	1,387
Contribution relating to historical
expenditure		-	-	-	10,377	-	10,377
Contribution relating to loans from non-
controlling interest		-	-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337	109,611	16,077	111,710	(76,842)	160,556

(25)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Non- controlling Interest ($'000)	Total ($'000)

Balance – January 1, 2009		143,064,337	109,611	16,077	111,710	(76,842)	-	160,556

Loss for the period attributed to shareholders		-	-	-	-	(11,461)	-	(11,461)
Loss for the period attributed to non- controlling interest		-	-	-	-	-	1,720	1,720
Options exercised	0.35	330,000	116					116
Fair value of options exercised		-	252	-	(252)	-	-	-
Stock-based Compensation		-	-	-	2,418	-	-	2,418
Contribution relating to loans from non- controlling interest		-	-	-	1,630	-	-	1,630

Balance – September 30, 2009		143,394,337	109,979	16,077	115,506	(88,303)	1,720	154,979

(26)

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from inception to September 30, 2009
Cash flows from operating activities
Loss for the period	(86,583)
Items not affecting cash
Amortization and accretion	1,723
Fair value of special warrants	805
Accretion of special warrants liability	63
Gain on disposal of property, plant & equipment	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	11,355
Unrealized foreign exchange	485
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,485
(68,378)
Special Warrants Liability payment	(406)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	1,137
Deposits and prepaids	1,133
Accounts payable and accrued liabilities	1,559
(65,472)
Cash flows from investing activities
Redemption of (investment in) short term deposits	(796)
Expenditure on capitalized development costs, net	(151,956)
Acquisition of property, plant and equipment	(3,941)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
(154,354)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	91,548
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Loans from non-controlling interest	45,573
248,126
Cash and cash equivalents - End of period	28,300

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

f)	Fair Value Measurements

The Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

Long-term payables have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account an element of the cost of borrowing, the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at September 30, 2009, considering that the loans are unsecured;

The fair values of our financial assets and liabilities (for which the book values are substantially different) at September 30, 2009 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservab le inputs (Level 3)	Fair Value - Total	Book Value

Liabilities	-	-	-	-	-
Refundable deposit liability	-	-	8,864	8,864	9,908
Loans from non-controlling interest	-	-	4,698	4,698	12,300

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

g)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated interim financial statements were presented in accordance with US GAAP:

	September 30, 2009	December 31, 2008

Operating payables	623	981
Payables related to development cost of mineral properties	1,865	11,051

	2,488	12,032

h)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated interim financial statements were presented in accordance with US GAAP:

	Number of options	Weighted average fair value $

Non-vested – December 31, 2008*	4,296,667	0.63
Granted	2,985,000	0.31
Vested	(1,260,417)	0.65
Forfeited	(580,000)	0.49
Non vested – September 30, 2009	5,441,250	0.46

*	On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes the resultant change in fair value has been reflected in weighted average fair value of non-vested stock options as at December 31, 2008.

As a result of the stock option modification, incremental stock based compensation of approximately $1,390 was recorded for the period.

The intrinsic value of all outstanding stock options as at September 30, 2009 was estimated at $3,340 based on a closing share price of $0.68. The unrecognized stock based compensation (related to future services) at September 30, 2009 was estimated at $932 which is expected to be recognized over a weighted-average period of 0.58 years.

Baja Mining Corp.
Notes to the Interim Consolidated Financial Statements - Unaudited
September 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	United States generally accepted accounting principles (“GAAP”) (continued)

i)	New accounting pronouncements adopted under US GAAP

i)	FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this Standard had no impact on the Company’s financial statements.

ii)	FASB Accounting Standard Codification (“ASC”) No. 815, Derivatives and Hedging (“ASC 815”)

The FASB issued ASC 815, Derivatives and Hedging, which revises disclosure requirements for derivative instruments and hedging activities. It requires disclosure by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument and requires an additional disclosure about the current status of the payment/performance risk of a guarantee. The Standard is effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The adoption of this Standard had no impact on the Company’s financial statements.